UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
SCHEDULE 13D INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 2)
UNIVERSAL AMERICAN CORP.
(Name of Issuer)
Common Stock, $.01 par value
(Title of Class of Securities)
91338E101
(CUSIP Number)
Welsh, Carson, Anderson & Stowe X, L.P. 320 Park Avenue, Suite 2500 New York, New York 10022 Attention: Jonathan M. Rather Tel. (212) 893-9500	Othon Prounis, Esq. Ropes & Gray LLP 1211 Avenue of the Americas New York, New York 10036 Tel. (212) 596-9000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 27, 2016 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  [ ]

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.	NAME OF REPORTING PERSON: Welsh, Carson, Anderson & Stowe X, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY):
2.	(a) [ ] CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS ☐ REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) Not applicable
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES ☐ CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) -0-
14.	TYPE OF REPORTING PERSON PN

Amendment No. 2 to Schedule 13D (Final Amendment)

Reference is hereby made to the statement on Schedule 13D filed with the Securities and
Exchange Commission by the Reporting Person with respect to the Common Stock of the
Company on May 9, 2011 and Amendment No. 1 thereto filed on June 23, 2016 (as so amended, the "Schedule 13D").  Terms defined in the Schedule 13D are used herein as so defined.

Item 5.   Interest in Securities of the Issuer.
Items 5(a), 5(c) and 5(e) are hereby amended and restated to read in their entirety as follows:
(a) Calculations with respect to percentage ownership are based on a total of 82,064,063 shares of voting Common Stock outstanding as of May 6, 2016, as reported in the Company's Report on Form 10-Q for the quarterly period ended March 31, 2016 filed with the Securities and Exchange Commission on May 10, 2016.

WCAS X and X Associates

WCAS X and  X Associates own no shares of Common Stock.

Managing Members of X Associates

(i) Patrick J. Welsh directly beneficially owns 110,084 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding.

(ii) Bruce K. Anderson directly beneficially owns 110,084 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding.

(iii) Robert A. Minicucci directly beneficially owns 96,522 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding.

(iv) Anthony J. deNicola directly beneficially owns 33,324 shares of Common Stock, and indirectly beneficially owns 4,483 shares of Common Stock held by deNicola Holdings, L.P., or in the aggregate less than 0.1% of the Common Stock outstanding.

(v) Jonathan M. Rather directly beneficially owns 5,230 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

(vi) D. Scott Mackesy indirectly beneficially owns 2,121 shares of Common Stock held by The Mackesy Family Foundation, or less than 0.1% of the Common Stock outstanding.

(vii) Sanjay Swani directly beneficially owns 2,711 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

(viii) Sean M. Traynor directly beneficially owns 10,590 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

(ix) Thomas Scully directly beneficially owns 100,000 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding.

(x) Eric J. Lee directly beneficially owns 321 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

WCAS Management

WCAS Management owns no shares of Common Stock.

(c)  On June 27, 2016 the Share Repurchase described in Item 6 of Amendment No. 1 to the Schedule 13D closed, and as contemplated the Company repurchased 6,999,200 shares of Common Stock from WCAS X and 99,575 shares of Common Stock from WCAS Management, at purchase price of $6.80 per share.  In addition, pursuant to the Stock Purchase Agreement and calculated in accordance with its terms, an aggregate 119,226 shares issuable upon exercise of vested stock options held by WCAS Management were cancelled and converted into the right to receive $7.46 per share in cash from the Company.

(e)  The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock on June 27, 2016.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 27, 2016

WELSH, CARSON, ANDERSON & STOWE X, L.P.
By:	/s/ David Mintz
Attorney-in-Fact